[SIDLEY AUSTIN LLP LETTERHEAD]

                               February 23, 2010

Mr. Christian Windsor
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	General Electric Capital Corporation
GE Capital Trust I
Amendment No. 1 to Registration Statement on Form S-4
Filed February 19, 2010
File No. 333-164631 and 333-164631-01

Dear Mr. Windsor:

     Set forth below are our responses to your comments as requested in your comment letter, dated February 22, 2010, addressed to Alan M. Green, Esq., regarding your review of Amendment No. 1 to the Registration Statement on Form S-4 ( “Amendment No. 1”) filed by General Electric Capital Corporation (the “Company”) and GE Capital Trust I on February 19, 2010.

     Before each response, we repeat your comment in bold. The item numbers given to the comments correspond to the numbers indicated in the left-hand margin of the comment letter referenced above.

     Capitalized terms used herein but not defined herein shall have the meanings assigned thereto in Amendment No. 1.

Mr. Christian Windsor
Securities and Exchange Commission
February 23, 2010

Amendment No. 1 to Registration Statement on Form S-4

General

1.

We note your response to comment 2 in our letter dated February 12, 2010. We also note, however, that the section of the prospectus on page 2 in which you incorporate certain information into the prospectus by reference does not include a statement that all filings filed by the company pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by references into the prospectus. As a result, your Form 10-K for the fiscal year ended December 31, 2009 will not be incorporated by reference into the prospectus at the time of effectiveness of the registration statement as required by Item 11 of Form S-4. Please revise accordingly. Please also refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Response

     Amendment No. 1 has been revised to specifically incorporate by reference the Company’s Annual Report on Form 10-K (the “Annual Report”) and all other reports filed by the Company pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year to which the Annual Report relates.

Exhibit 5.2

2.	We note your response to comment 10 in our letter dated February 2, 2010 and we reissue that comment in full. Please revise the opinion to remove the inappropriate assumptions.

Response

     Exhibit 5.2 has been revised in accordance with this comment.

Mr. Christian Windsor
Securities and Exchange Commission
February 23, 2010

     Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 212-839-5360.

Sincerely,

/s/ Robert Mandell
Sidley Austin LLP

cc:	Alan M. Green
(General Electric Capital Corporation)

John M. Brandow
Joseph A. Hall
(Davis Polk & Wardwell LLP)

Daniel M. Rossner (Sidley Austin LLP)

Justin T. Dobbie
(Securities and Exchange Commission, Division of Corporation Finance)